UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-1204

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

(Full title of the Plan)

HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Investments, at fair value
Mutual funds	$458,993,931	$379,443,730
Hess Corporation Common Stock Fund	196,016,725	192,714,076

	655,010,656	572,157,806
Notes receivable from participants	15,985,395	14,843,420
Cash	—	2,034,396
Other assets, net	253,241	838,181
Interest and dividends receivable	6,554	341,666

Total assets available for benefits	$671,255,846	$590,215,469

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2012	2011
Investment income/(loss)
Net appreciation/(depreciation) in fair value of investments	$30,159,652	$(77,005,215)
Distributions from mutual funds	11,019,586	7,737,891
Dividends on Hess Corporation Common Stock Fund	1,437,856	1,278,224

	42,617,094	(67,989,100)
Employee contributions	41,834,287	38,030,892
Employer contributions	40,346,763	27,366,346
Rollovers from other plans	4,049,678	2,455,862
Interest and other income, net	702,196	1,438,225
Transfers from/(to) other plans	2,224,955	466,940
Benefit payments	(49,835,515)	(36,413,878)
Administrative expenses	(899,081)	(54,605)

Net increase/(decrease) in assets available for benefits	81,040,377	(34,699,318)
Total assets available for benefits at beginning of year	590,215,469	624,914,787

Total assets available for benefits at end of year	$671,255,846	$590,215,469

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Hess Corporation (the Company) Employees’ Savings Plan (the Plan) is provided for general information only. For more information, participants should refer to the summary plan description, which can be obtained from the Company’s Resource Center.

General: The Plan is a defined contribution plan covering all eligible U.S. based employees of the Company. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For the purpose of carrying out the Plan, a trust agreement was entered into effective July 1, 2009, with JPMorgan Chase Bank NA (Trustee).

Contributions: At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation) and the employer’s matching contributions are invested in one or more of the available mutual funds with varying investment objectives or in the Hess Corporation Common Stock Fund. The Company matches participant contributions up to 6% of eligible compensation. Effective January 1, 2012, the Company increased its matching contribution to 133% from 100% of the employee’s contribution.

Eligible employee compensation under the Plan was limited by law to $250,000 in 2012 and $245,000 in 2011 and this limit will increase to $255,000 for 2013. Before-tax contributions were limited by law to $17,000 in 2012 and $16,500 in 2011 and will increase to $17,500 for 2013. In the year an employee reaches age 50, and all years thereafter, an employee is eligible to make an additional before-tax “catch-up” contribution to the Plan that is not eligible for matching company contributions. The limit for “catch up” contributions was $5,500 in 2012 and 2011, which will continue for 2013.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.

Investment Alternatives: The following funds were available to participants as of December 31, 2012:

Artio International Equity II Fund	T. Rowe Price Retirement 2035 Fund
BlackRock TempFund	T. Rowe Price Retirement 2040 Fund
CRM Mid Cap Value Fund	T. Rowe Price Retirement 2045 Fund
ING Small Cap Fund	Touchstone Value Fund
Lazard Emerging Markets Fund	Vanguard Developed Markets Index Fund
Laudus U.S. Large Cap Growth Fund	Vanguard Index 500 Fund
T. Rowe Price Retirement Income Fund	Vanguard Mid Cap Index Fund
T. Rowe Price Retirement 2005 Fund	Vanguard Small Cap Index Fund
T. Rowe Price Retirement 2010 Fund	Vanguard Total Bond Market Index Fund
T. Rowe Price Retirement 2015 Fund	Western Asset Core Plus Bond Fund
T. Rowe Price Retirement 2020 Fund	Western Asset Inflation Indexed Plus Fund
T. Rowe Price Retirement 2025 Fund	William Blair International Small Cap Growth Fund
T. Rowe Price Retirement 2030 Fund	Hess Corporation Common Stock Fund

Descriptions and information concerning the investment objectives and risks of the currently available funds can be obtained from the Company’s Resource Center.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Hess Corporation Common Stock Fund: The fund invests in the common stock of Hess Corporation, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (HES). Approximately 1% of this fund is invested in short-term investment funds in order to manage the short-term liquidity needs of the fund.

Vesting: Participants are immediately fully vested in their contributions and the employer’s matching contributions.

Notes Receivable from Participants: Participants may borrow from their account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The participant’s account balance serves as collateral for the loans. Loans are repaid by participants in equal installments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence. Interest on loans is charged at a rate of 1% above the prime rate determined at the time the loan is made. Currently a $50 loan set-up fee is charged to participants when they borrow from the Plan.

Rollovers from Other Plans: Employees may deposit an eligible rollover distribution made by a qualified plan of another employer or from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

Payment of Benefits: Upon a withdrawal or distribution, the market value of an employee’s investments in the mutual funds is paid in cash. The employee’s investments in the Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.

Voluntary complete or partial withdrawals from before-tax contributions are permitted only after attainment of age 59 1/2, except in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1/2. Terminated employees may withdraw their entire balance at any time.

Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Distributions from the Plan that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

Expenses: The Plan’s expenses are costs of the general administration of the Plan and include recordkeeping, legal and accounting services. Expenses may be paid by either the Plan or the Company. Administrative fees related to participant-directed transactions such as employee loans and certain investment fund redemptions are charged directly to their accounts.

Party-in-interest: Hess Corporation and JPMorgan Chase are parties-in-interest to the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements for the Plan have been prepared in conformity with U.S. generally accepted accounting principles on the accrual basis of accounting.

Valuation of Investments: The Plan’s investments are stated at fair value in accordance with the provisions of the accounting standard on fair value measurements (ASC 820—Fair Value Measurements and Disclosures). See Note 4, Fair Value Measurements, for further disclosure.

Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Notes Receivable from Participants: Notes receivable from participants are stated at their outstanding principal balances plus any accrued but unpaid interest.

Interest and Dividend Income: Interest and dividend income is recorded in participant accounts as earned.

Sale of Investments: Gains or losses on sales of investments (mutual funds and Hess Corporation common stock) are based on average cost.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan primarily invests in various mutual funds and Hess Corporation common stock. Investment securities are exposed to various risks, such as overall market volatility, commodity prices, interest rates, foreign exchange rates, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the financial statements.

Benefit Payments: Distributions of benefits to participants are recorded when paid.

3.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,
	2012	2011
Hess Corporation common stock fund (3,647,975 and 3,355,157 shares, respectively)*	$196,016,725	$192,714,076
BlackRock TempFund (52,251,779 and 52,177,493 shares, respectively)	52,251,779	52,177,493
T. Rowe Price Retirement 2020 Fund (2,731,391 and 2,707,323 shares, respectively)	48,837,277	43,073,507
T. Rowe Price Retirement 2025 Fund (3,686,310 and 3,533,353 shares, respectively)	48,364,383	40,916,231
T. Rowe Price Retirement 2015 Fund (2,617,211 and 2,940,234 shares, respectively)	33,709,675	34,047,911

*	Includes $2,819,969 and $2,141,158 held in short-term investment funds at December 31, 2012 and 2011, respectively.

At December 31, 2012, the amount invested in the Hess Corporation common stock fund, all T. Rowe Price managed funds, all Vanguard Group managed funds, and all BlackRock managed funds represented 30%, 34%, 12%, and 8%, respectively of the Plan’s total investments.

The net appreciation/(depreciation) of the Plan’s investments, including realized gains and losses on investments bought and sold in the year, was as follows:

	Years Ended December 31,
	2012	2011
Hess Corporation common stock fund	$(10,910,516)	$(60,023,830)
Mutual funds	41,070,168	(16,981,385)

Net appreciation/(depreciation) in fair value of investments	$30,159,652	$(77,005,215)

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	Fair Value Measurements

The provisions of ASC 820—Fair Value Measurements and Disclosures establish a hierarchy for the inputs used to measure fair value based on the source of the input, that generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using related market data (Level 3). Multiple inputs may be used to measure fair value, however, the level of fair value for each financial asset presented below is based on the lowest significant input level within the fair value hierarchy. Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The underlying securities within the funds are based on quoted market prices from the primary exchanges on which they are traded. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange, which is the primary exchange on which the stock is traded. The following table provides the fair value hierarchy of the Plan’s financial assets:

	Level 1	Level 2	Level 3	Total
December 31, 2012
Mutual funds (a)	$458,993,931	$—	$—	$458,993,931
Hess Corporation common stock fund	196,016,725	—	—	196,016,725

Total assets at fair value	$655,010,656	$—	$—	$655,010,656

December 31, 2011
Mutual funds (b)	$379,443,730	$—	$—	$379,443,730
Hess Corporation common stock fund	192,714,076	—	—	192,714,076

Total assets at fair value	$572,157,806	$—	$—	$572,157,806

(a)	Mutual funds consist of retirement date funds (49%), domestic and international equity funds (30%), money market funds (11%), and fixed income funds (10%), respectively at December 31, 2012.

(b)	Mutual funds consist of retirement date funds (51%), domestic and international equity funds (26%), money market funds (14%), and fixed income funds (9%), respectively at December 31, 2011.

5.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net assets of the Plan may be distributed to participants in accordance with the Plan’s provisions and applicable law.

6.	Tax Status

The Plan has received its most recent determination letter from the Internal Revenue Service dated February 5, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by regulatory authorities; however, there are currently no open audits for any tax periods. The plan administrator believes that the Plan is not subject to audit review for years prior to 2009.

7.	Transfers from Affiliated Plans

Transfers of employee account balances are made between the Plan and savings plans sponsored by certain affiliates of the Company due to job transfers. The amounts transferred into the plan during 2012 and 2011 were $2,224,955 and $466,940, respectively.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for Plan benefits from the financial statements to the Form 5500, as of December 31, 2012:

Assets available for Plan benefits on the financial statements	$671,255,846
Deemed distributions of participant loans	(452,867)

Assets available for Plan benefits on Form 5500	$670,802,979

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

EIN 13—4921002 PLAN NO. 001

AT DECEMBER 31, 2012

Form 5500—SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Hess common stock fund:
*Hess Corporation	Common Stock—3,647,975 shares	$193,196,756
*JPMorgan Chase	Money Market Fund—2,819,969 shares	2,819,969

Mutual Funds:
BlackRock	BlackRock TempFund—52,251,779 shares	52,251,779
T. Rowe Price	T. Rowe Price Retirement 2020 Fund—2,731,391 shares	48,837,277
T. Rowe Price	T. Rowe Price Retirement 2025 Fund—3,686,310 shares	48,364,383
T. Rowe Price	T. Rowe Price Retirement 2015 Fund—2,617,211 shares	33,709,675
The Vanguard Group	Vanguard 500 Index Fund—217,617 shares	28,403,347
T. Rowe Price	T. Rowe Price Retirement 2030 Fund—1,440,783 shares	27,259,621
Western Asset	Western Asset Core Plus Bond Fund—2,144,687 shares	25,028,500
The Vanguard Group	Vanguard Small-Cap Index Fund—633,950 shares	24,571,905
Lazard Asset Management	Lazard Emerging Markets Fund—1,191,548 shares	23,282,844
T. Rowe Price	T. Rowe Price Retirement 2035 Fund—1,652,237 shares	22,106,925
The Vanguard Group	Vanguard Mid-Cap Index Fund—657,154 shares	14,799,108
T. Rowe Price	T. Rowe Price Retirement 2040 Fund—664,247 shares	12,680,478
T. Rowe Price	T. Rowe Price Retirement 2010 Fund—737,221 shares	12,142,025
Western Asset	Western Asset Inflation Index Plus Bond Fund—951,422 shares	11,645,406
The Vanguard Group	Vanguard Total Bond Market Index Fund—937,435 shares	10,396,155
Artio Funds	Artio International Equity II Fund—926,278 shares	10,022,331
CRM Funds	CRM Mid Cap Value Fund—297,598 shares	9,160,073
Laudus Funds	Laudus U.S. Large Cap Growth Fund—604,386 shares	8,715,245
T. Rowe Price	T. Rowe Price Retirement 2045 Fund—669,167 shares	8,505,113
William Blair Funds	William Blair International Small Cap Growth Fund—593,055 shares	8,089,265
T. Rowe Price	T. Rowe Price Retirement Income Fund—403,836 shares	5,633,507
ING Funds	ING Small Company Fund—342,140 shares	4,930,237
Touchstone Investments	Touchstone Value Fund—678,066 shares	4,766,806
T. Rowe Price	T. Rowe Price Retirement 2005 Fund—281,746 shares	3,420,394
The Vanguard Group	Vanguard Developed Markets Index Fund—9,684 shares	271,532
Notes Receivable from Participants	Loans to Plan participants (interest rates of 4.25% to 10.5%)	15,532,528

Total		$670,543,184

*	Indicates party-in-interest to the Plan.

Report of Independent Registered Public Accounting Firm

HESS CORPORATION EMPLOYEE BENEFIT PLANS COMMITTEE AND

PARTICIPANTS IN THE HESS CORPORATION EMPLOYEES’ SAVINGS PLAN:

We have audited the accompanying statements of assets available for benefits of the Hess Corporation Employees’ Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York

June 26, 2013

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN

By:	/s/ David G. Lutterbach
David G. Lutterbach Vice President, Benefits & Human Resources Services, Hess Corporation and Employee Benefit Plans Committee Chairperson

June 26, 2013